

October 30, 2013

Via E-mail
Mr. Howard G. Berger, M.D.
Chief Executive Officer
RadNet, Inc.
1510 Cotner Avenue
Los Angeles, CA 90025

> **Re:** **RadNet, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 18, 2013**
> **Amendment No. 1 to Form 10-K for the Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **Response dated October 11, 2013**
> **File No. 001-33307**

Dear Mr. Berger:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Note 2 – Summary of Significant Accounting Policies, page 58

Revenues, page 58

1.   We note your response to comment eight of our letter dated September 20, 2013 that although you attempt to collect deductibles and co-payments from patients with insurance at the time of service, this attempt to collect is not an assessment of the patient's ability to pay. In accordance with ASC 954-605-50-4(a), please provide draft disclose to be included in future filings to clearly address your policy to assess collectability in

determining the timing and amount of patient service fee revenue to be recognized at the time of service.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2012

Report of the Independent Registered Public Accounting Firm, page 3

2.   We note your response to comment 15 of our letter dated September 20, 2013. In your amended filing, please provide the financial statement disclosures you agreed to provide in future filings.

        You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining